Consolidated Financial Statements (Expressed in Canadian dollars) TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2005, 2004 and 2003

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Tan Range Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tan Range Exploration Corporation as of August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tan Range Exploration Corporation as of August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(j) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in the year ended August 31, 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

November 4, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2005 and 2004
	2005	2004

Assets

Current assets:
Cash and cash equivalents	$1,395,468	$1,067,448
Short-term investments	-	415,201
Accounts and other receivables (note 8)	77,677	61,035
Inventory	49,934	-
Prepaid expenses	73,273	521,889
	1,596,352	2,065,573

Mineral properties and deferred exploration costs (note 3)	19,739,275	19,853,296

Equipment and leasehold improvements (note 4)	922,056	173,504

	$22,257,683	$22,092,373

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$172,812	$146,672
Current portion of obligations under capital lease (note 5)	34,634	-
	207,446	146,672

Obligations under capital lease (note 5)	175,011	-

Future income taxes (note 6)	-	647,565

Shareholders’ equity:
Share capital (note 7)	44,839,796	42,145,471
Share subscriptions received (note 7(b))	813,828	-
Deficit	(23,778,398)	(20,847,335)
	21,875,226	21,298,136

	$22,257,683	$22,092,373

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

See accompanying notes to consolidated financial statements.

1

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003
	2005	2004	2003

Expenses:
Amortization	$88,981	$54,643	$63,509
Annual general meeting	36,299	21,894	11,889
Capital tax	3,243	(46,052)	125,477
Consulting and management fees	139,054	140,099	170,468
Insurance	97,412	65,744	48,735
Memberships, courses and publications	649	6,551	14,628
Office and administration	76,022	82,643	110,123
Office rentals	65,760	103,134	142,148
Press releases	41,814	23,642	16,638
Printing and mailing	46,220	19,266	9,261
Professional fees	147,333	201,167	309,556
Promotions and shareholder relations	12,495	8,408	92,876
Salaries and benefits	691,059	604,368	637,327
Sustainable development	-	-	18,879
Telephone and fax	29,407	29,592	42,189
Training	18,756	14,433	-
Transfer agent and listing	140,166	68,895	85,432
Travel and accommodation	36,881	40,284	78,906
	1,671,551	1,438,711	1,978,041

Other expenses (earnings):
Foreign exchange	134,650	(48,630)	104,989
Interest, net	11,488	(30,626)	(75,876)
Loss (gain) on sale of asset	(93)	12,692	-
Gain on sale of short-term investments	(2,527)	(10,774)	36,102
Property investigation costs	133,627	254,991	380,086
Write-off of mineral properties and deferred exploration costs (note 3)	1,629,932	-	1,031,436
	1,907,077	177,653	1,476,737

Loss before income taxes	(3,578,628)	(1,616,364)	(3,454,778)

Future income tax recovery	647,565	-	440,000

Loss for the year	(2,931,063)	(1,616,364)	(3,014,778)

Deficit, beginning of year	(20,847,335)	(19,230,971)	(16,216,193)

Deficit, end of year	$(23,778,398)	$(20,847,335)	$(19,230,971)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.04)

Weighted average number of shares outstanding (note 2(i))	83,387,939	81,056,126	78,839,344

See accompanying notes to consolidated financial statements.

2

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003
	2005	2004	2003

Cash provided by (used in):

Operations:
Loss for the year	$(2,931,063)	$(1,616,364)	$(3,014,778)
Items not affecting cash:
Amortization	88,981	54,643	63,509
Loss (gain) on sale of asset	(93)	12,692	-
Gain on sale of short-term investments	(2,527)	(10,744)	-
Write-off of mineral properties and deferred exploration costs	1,629,932	-	1,031,436
Future income tax recovery	(647,565)	-	(440,000)
	(1,862,335)	(1,559,773)	(2,323,731)
Changes in non-cash working capital
Accounts receivable and other receivables	(16,642)	(16,747)	12,579
Inventory	(49,934)	-	-
Prepaid expenses	(36,362)	(490,529)	24,901
Accounts payable and accrued liabilities	26,140	(312,328)	240,018
	(1,939,133)	(2,379,377)	(2,046,233)

Investing:
Mineral properties and deferred exploration costs (note 3)	(1,817,102)	(1,512,784)	(1,336,292)
Option payments received and recoveries	301,191	331,934	184,965
Equipment and leasehold improvements additions	(140,403)	(40,660)	(44,611)
Sale (purchase) of short-term investments, net	417,728	521,763	(962,294)
Proceeds on disposal of asset	2,653	-	-
Repayment of obligations under capital lease	(5,067)	-	-
	(1,241,000)	(699,747)	(2,158,232)

Financing:
Share capital issued - net of issuance costs	2,694,325	2,596,500	3,602,265
Share subscriptions received	813,828	-	125,000
	3,508,153	2,596,500	3,727,265

Increase (decrease) in cash and cash equivalents	328,020	(482,624)	(477,200)

Cash and cash equivalents, beginning of year	1,067,448	1,550,072	2,027,272

Cash and cash equivalents, end of year	$1,395,468	$1,067,448	$1,550,072

Supplementary information:
Interest received, net	$(11,488)	$50,382	$47,428
Non-cash transactions:
Purchase of automotive equipment by way of capital lease	214,712	-	-
Deposit paid in 2004 for drilling equipment purchased in 2005	484,978	-	-

See accompanying notes to consolidated financial statements.

4

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

1.	Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2005 the Company has spending commitments (note 3) which exceed funds on hand, it has financing commitments of $2,386,172 from its chairman and chief executive officer (“CEO”), of which $136,172 has been received subsequent to year end (note 10) and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Short-term investments:

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2005, 2004 and 2003

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments.  Short-term investments are stated at the lower of cost and market value.

6

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):
	(e)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(f)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

7

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):
	(f)	Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(g)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(h)	Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards have been applied prospectively.  All stock-based compensation is determined based on the fair value method and expensed over the vesting period.

As the Company did not grant any stock options or had no other stock-based payments during the years ended August 31, 2005, 2004 and 2003, the new accounting standard has had no effect on these consolidated financial statements.  Consideration paid on the exercise of stock options is credited to share capital.

8

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):
(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

j)	Asset retirement obligation:

During the year ended August 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”).  Under this new standard the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.
(k)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  Outstanding stock options, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

9

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):
	( l)	Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable and accrued liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

	(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(n)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

10

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2002	$ 7,288,200	$ 2,498,293	$ 1,072,516	$ 2,177,768	$ 785,565	$ 1,424,545	$ 1,330,002	$ 984,190	$ 679,869	$ 311,607	$ 18,552,555
	Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
	Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
	Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
	Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
	Property option costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
	Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
	Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
	Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
	Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
		4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
		7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
	Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

	Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
	Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
	Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
	Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
	Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
	Property option costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
	Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
	Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
	Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
	Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
		1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

	Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296
	Exploration expenditures:
	Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
	Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
	Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
	Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
	Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
	Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
	Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
	Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
		(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
		6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
	Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

	Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275

11

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2005 and concluded that additional write-downs are not required.
	(a)	Itetemia Project:
The Itetemia property consists of seven (2004 - nine) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 thereafter.
During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $656,500 of costs related to the abandoned area.
	(b)	Luhala Project:
The Luhala property consists of eight (2004 - five) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Ngobo, the Company must make payments totalling US$132,000 over six years (US$102,000 paid to date with the balance of US$30,000 due in 2006) and for Sima, payments totalling US$84,000 over six years (US$66,000 paid to date with the balance of US$18,000 due in 2006) in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
	(c)	Kigosi:

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2005, 2004 and 2003

The Kigosi property consists of fifteen (2004 - nine) prospecting licences.  During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 3(g)) to the Kigosi property.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other thirteen licences.  The Company must make payments totalling US$162,000 over eight years (US$36,000 paid to date with the balance required as follows:  2006 - US$16,000; 2007 - US$18,000; 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

13

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi (continued):

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners. To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

		Ashanti must also make the following payments to the Company:

		Year one (US$75,00 paid to date)	US$	200,000
		Year two		150,000
		Year three		180,000
		Year four		260,000
		Year five		340,000

		Ashanti and the Company have verbally agreed to a delay in some of these payments pending the conversion of a six month access permit to a twelve month access permit.

In addition, Ashanti must make payments to the Company of US$25,000 for each licence in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each licence held in excess of two in subsequent years.

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

	(d)	Lunguya:

The Lunguya property consists of seven (2004 - six) prospecting licences.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licences.  To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties.

		During the year ended August 31, 2005, the Company abandoned certain licences within the area and wrote-off $73,010 of costs related to the abandoned area.

14

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of eleven (2004 - six) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$22,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$21,000 paid to date) over nine years and another option agreement for one prospecting licence requiring payments of US$90,000 over five years (US$15,000 paid to date).  The Company has options to acquire a 65% interest in the other four licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

		In 2005, the Company entered into an agreement on two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$17,000 paid to date).
		Details by year of the required option payments described above are as follows:

		2006	US$	59,000
		2007		68,000
		2008		77,000
		2009		51,000
		2010		55,000
		Thereafter		95,000

			US$	405,000

	(f)	Tulawaka:

The Tulawaka property consists of fifteen (2004 - eight) prospecting licences.  Seven of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licences.  Twelve licences are subject to an option agreement with Northern Mining Explorations Ltd. (“Northern”) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over nine years, (US$19,000 paid to date with the balance required as follows:  2006 - US$11,000; 2007 - US$12,000; 2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

	(g)	Ushirombo and Ushirombo West:

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2005, 2004 and 2003

The Ushirombo and Ushirombo West properties consist of twelve prospecting licences (2004 - twelve prospecting licences).  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other eleven licences.  The Company is required to fund all exploration costs of the properties.

16

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	(g)	Ushirombo and Ushirombo West (continued):
		During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $316,476 of costs related to the abandoned area.
	(h)	Mbogwe:

The Mbogwe property consists of four (2004 - seven) licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.  One of the licences is subject to the option agreement with BEAL (note 3(k)).

		During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $299,118 of costs related to the abandoned area.
	(i)	Biharamulu:

The Biharamulu property consists of five (2004 - six) prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other three licences. The Company is required to fund all exploration costs of the properties.  Four of the licences are subject to the option agreement with Northern (note 3(l)).

		During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $43,399 of costs related to the abandoned area.
	(j)	Other:

The Company’s other properties consist of several prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2006	$ 266,000
		2007	282,500
		2008	314,500
		2009	311,500
		2010	341,500
		Thereafter	703,500

			$ 2,219,500

		During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $241,429 of costs related to the abandoned area.

17

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

Barrick Exploration Africa Ltd. ("BEAL") has the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project.  In exchange for this option, BEAL was required to pay US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence (US$50,000 paid to date):

		December 2005	US$	40,000
		December 2006 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

During the years ended August 31, 2005, 2003 and 2002, the Company received from BEAL notices of relinquishment for all rights, titles, and interests for a total of ten prospecting licenses included in the option agreement.

		As at August 31, 2005, of the two remaining prospecting licences in the BEAL project, one licence is located in Mbogwe and one in Itetemia.
	(l)	Option Agreement with Northern Mining Explorations Ltd. (“Northern”):

On January 20, 2003, as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in ten prospecting licences.  In exchange for this option, Northern was required to pay US$80,000.  In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

		As at August 31, 2005, of the ten prospecting licences optioned to Northern, four are located in Biharamulu, and six are located in Tulawaka.

18

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

3.	Mineral properties and deferred exploration costs (continued):
	(l)			Option Agreement with Northern Mining Explorations Ltd. (“Northern”) (continued):

On September 7, 2004, the Company entered into a second option agreement with Northern, granting Northern the exclusive option to acquire the total rights, titles, and interest of the Company in six prospecting licenses all located in the Tulawaka area.  In exchange for this option, Northern is required to make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, and undertake all obligations of the Company in respect of the licenses.  Upon exercise of the option, the Company shall retain a net smelter royalty fluctuating between 0.5% to 2% depending on the price of gold.

4.	Equipment and leasehold improvements:

	2005	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$18,810	$545,501
	Automotive under capital lease	214,712	8,962	205,750
	Automotive	157,279	97,008	60,271
	Computer equipment	107,043	54,155	52,888
	Machinery and equipment	101,078	46,168	54,910
	Leasehold improvements	6,873	4,137	2,786

		$1,151,296	$229,240	$922,106

	2004	Cost	Accumulated amortization	Net book value

	Machinery and equipment	$88,386	$33,854	$54,532
	Automotive	169,300	111,231	58,069
	Computer equipment	101,471	44,262	57,209
	Leasehold improvements	10,770	7,076	3,694

		$369,927	$196,423	$173,504

19

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

5.	Obligations under capital lease:
	During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

	2006	$ 51,340
	2007	51,340
	2008	51,340
	2009	51,340
	2010	42,783

	Net minimum lease payments	248,143
	Less amount representing interest at 9.0%	(38,498)

	Present value of net minimum capital lease payments	209,645
	Current portion	34,634

		$ 175,011

	Interest of $3,040 (2004 and 2003 - nil) relating to obligations under capital lease has been included in interest expense.

6.		Income taxes:
Substantially all differences between actual income tax recovery of $647,565 (2004 - nil; 2003 - $440,000) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
Equipment	$78,000	$173,000
Non-capital losses for tax purposes	2,070,000	3,911,000
Capital losses for tax purposes	43,000	45,000
Resource related deductions carried forward	3,500,000	1,130,000
	5,691,000	5,259,000

Valuation allowance	(5,691,000)	(5,259,000)

Net future income tax assets	$-	$-

Future income tax liabilities:
Mineral properties	$-	$647,565

Net future income tax liabilities	$-	$647,565

20

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

6.				Income taxes (continued):

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2005, the Company has approximately $6,000,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire in years up to, and including 2014.

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes, and resource pools of approximately $10,100,000 which are available indefinitely to reduce future income for tax purposes.

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares (2004 - 91,000,000; 2003 - unlimited number of common voting shares)
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2002	74,714,203	$35,821,706
		Issued for cash	474,064	700,000
		Collection of previous year’s subscription receivable	-	102,000
		Stock options exercised	2,454,000	1,255,700
		Issued on exercise of warrants	2,549,275	1,544,565

		Balance, August 31, 2003	80,191,542	39,423,971
		Issued for cash	1,477,050	2,250,000
		Issued for share subscription previously received	65,445	125,000
		Stock options exercised	730,000	346,500

		Balance, August 31, 2004	82,464,037	42,145,471
		Stock options exercised	107,500	69,325
		Issued for cash	2,204,517	2,625,000

		Balance, August 31, 2005	84,776,054	$44,839,796
		The Company had no share purchase warrants outstanding as at August 31, 2005 and 2004.

21

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

7.	Share capital (continued):
	(b)	Issued common shares, warrants and share subscriptions (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

On January 13, 2005, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings.  The sales price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date.  As at August 31, 2005, the Company issued in total 642,169 common shares and received $750,000 pursuant to this agreement.

During the year ended August 31, 2005, in addition to the monthly and quarterly private placements discussed above, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company.  During the year ended August 31, 2004, in addition to the monthly private placements discussed above, the chairman and CEO also subscribed for an additional 622,278 common shares of the Company at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

As at August 31, 2005, the Company has received $813,828 in cash share subscriptions from the chairman and CEO pursuant to another private placement subscription agreement.  These funds are recorded as share subscriptions received at August 31, 2005 (note 10(b)).

22

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

7.	Share capital (continued):
	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2005 was as follows:

				Number of shares	Weighted average price

		Outstanding, August 31, 2002		4,084,000	$ 0.56
		Exercised		(2,454,000)	0.51
		Cancelled		(375,000)	0.79

		Outstanding, August 31, 2003		1,255,000	0.59
		Exercised		(730,000)	0.47

		Outstanding, August 31,2004		525,000	0.76
		Exercised		(107,500)	0.64

		Outstanding, August 31, 2005		417,500	$ 0.79

		At August 31, 2005, the following director and employee stock options were outstanding and exercisable:

		Number of common shares	Exercise price	Expiry date

		5,000	$ 0.51	August 7, 2006
		362,500	0.79	May 3, 2007
		50,000	0.83	June 20, 2007

		417,500

	(d)	Employee stock ownership plan:

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2005, 2004 and 2003

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (“ESOP”) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 5 percent and 30 percent of the participants’ salaries.  All contributions fully vest immediately.  ESOP compensation expense for the year ended August 31, 2005 was $57,362 (2004 - $47,897) and is included in salaries and benefits expense.

24

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2005, $44,813 (2004 - $22,435; 2003 - $178,894) was paid or payable by the Company to certain directors or entities affiliated with the directors and a former director for consulting fees.  Directors were paid $92,986 (2004 - $88,470; 2003 - $5,600) for director fees.

Accounts and other receivables include $46,000 (2004 - $21,000) receivable from an entity related to a director.
Accounts payable and accrued liabilities include $24,325 (2004 - $15,291) payable to certain directors and a former director for consulting and directors fees.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $15,750 for premises in 2006.

10.	Subsequent events:
(a) From September 1, 2005 to November 4, 2005, the Company entered into six new prospecting licenses. Five of these represent renewals of past licenses.
(b)

Subsequent to August 31, 2005, the Company issued 442,478 common shares, to the chairman and CEO of the Company in consideration for $813,828 in previously paid share subscriptions (note 7(b)) and further cash proceeds of $136,172.

25

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

	(a)	Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(f).

For US GAAP purposes, exploration and land use costs (including option payments) on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2005 and 2003, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2005 and 2003.

	(b)	Income taxes:

As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arise on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs under the different GAAPs.

26

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for all stock-based compensation.

As allowed by SFAS 123, the Company continues to follow the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees”, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented.

SFAS 123 requires the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2005, 2004 and 2003, no options were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 has been charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

27

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation:
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) (i) Assets:
				2005		2004

		Assets, under Canadian GAAP	$ $	22,257,683	$ $	22,092,373
		Adjustment for mineral properties and deferred exploration (note 11(a))		(12,373,892)		(11,844,150)

		Assets, under US GAAP	$ $	9,883,791	$ $	10,248,223

		(ii) (ii) Liabilities:
				2005		2004

		Liabilities, under Canadian GAAP	$ $	382,457	$ $	794,237
		Adjustment for future income taxes (note 11(b))		-		(150,106)

		Liabilities, under US GAAP	$ $	382,457	$ $	644,131

		(iii) (iii) Share capital and share subscriptions received:
				2005		2004

		Share capital and share subscriptions received, under Canadian GAAP		$45,653,624		$42,145,471
		Adjustment for stock-based compensation for employees (note 11(c))		61,850		61,850
		Adjustment for stock-based compensation for non-employees (note 11(c))		393,078		393,078
		Adjustment for escrow shares (note 11(c))		2,300,000		2,300,000

		Share capital and share subscriptions received, under US GAAP		$48,408,552		$44,900,399

28

TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iv) (iv) Deficit:
						2005		2004

		Deficit, under Canadian GAAP			$ $	(23,778,398)	$ $	(20,847,335)
		Adjustment for stock-based compensation for employees (note 11(c))				(61,850)		(61,850)
		Adjustment for stock-based compensation for non-employees (note 11(c))				(393,078)		(393,078)
		Adjustment for escrow shares (note 11(c))				(2,300,000)		(2,300,000)
		Adjustment for mineral property exploration costs (note 11(a))				(12,373,892)		(11,844,150)
		Adjustment for future income taxes (note 11(b))				-		150,106

		Deficit, under US GAAP			$ $	(38,907,218)	$ $	(35,296,307)

		(v) Loss and loss per share:
			Years ended August 31,
				2005		2004		2003

		Loss for the year, under Canadian GAAP	$ $	(2,931,063)	$ $	(1,616,364)		$(3,014,778)
		Adjustment for mineral property exploration costs (note 11(a))		(529,742)		(1,180,850)		(261,619)
		Adjustment for future income taxes (note 11(b))		-		17,700		118,582
		Adjustment for stock-based compensation for non-employees (note 11(c))		(150,106)		-		-
		Adjustment for escrow shares (note 11(c))		-		-		(2,300,000)

		Loss for the year, under US GAAP	$ $	(3,610,911)		$(2,779,514)		$(5,457,815)

		Basic and diluted loss per share, under US GAAP	$ $	(0.04)		$(0.03)		$(0.07)

		Weighted average number of shares outstanding		83,387,939		81,056,126		78,839,344

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TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2005, 2004 and 2003

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(vi) Cash flows:
			Years ended August 31,
			2005	2004	2003

		Cash used in operating activities, under Canadian GAAP	$(1,939,133)	$(2,379,377)	$(2,046,233)
		Adjustment for mineral properties and deferred exploration (note 11(a))	(1,515,911)	(1,180,850)	(1,151,327)

		Cash used in operating activities, under US GAAP	$(3,455,044)	$(3,560,227)	$(3,197,560)

		Cash used in investing activities, under Canadian GAAP	$(1,241,000)	$(699,747)	$(2,158,232)
		Adjustment for mineral properties and deferred exploration (note 11(a))	1,515,911	1,180,850	1,151,327

		Cash provided by (used in) investing activities, under US GAAP	$274,911	$481,103	$(1,006,905)

	(e)	Recent pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123.  SFAS No. 123R is effective for the Company commencing September 1, 2005.  The Company does not expect the adoption of SFAS No. 123R to have a material effect on its consolidated financial statements as the Company presently has a policy of not granting stock options.

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